SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH March 29, 2007

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Relações com Investidores
(Investor Relations)
(55 61) 3415-1140
ri@brasiltelecom.com.br

Relações com a Mídia
(Media Relations)
(55 61) 3415-1378
cesarb@brasiltelecom.com.br

Brasil Telecom

Resultados Não Auditados do 1° Trimestre de 2007	First Quarter 2007 Unaudited Results

Divulgação em: 25 de abril de 2007 (quarta-feira)	Release on: April 25th , 2007 (Wednesday)

Horário: Após fechamento da Bovespa e da NYSE	Time: After the closing of NYSE and Bovespa

Teleconferência (em português)	Conference Call (in English)

Data: 26 de abril de 2007 (quinta-feira)	Date: April 26th , 2007 (Thursday)

Horário: 10h00min horário de Brasília	Time: 11:00 a.m. New York time 12:00 p.m. Brasília time 04:00 p.m. London time

Telefone de conexão: (11) 2101-4848	Connection number: (+1 973) 935-8893

Código de acesso: Brasil Telecom	Access Code: 8629011

Favor ligar até 10 minutos antes do início da teleconferência.	Please dial in 10 minutes prior to the start of the call.

A apresentação e o release de resultados estarão disponíveis em nossa página na Internet: www.brasiltelecom.com.br/ri.	The presentation and earnings release will be available in our website: www.brasiltelecom.com.br/ir.

A teleconferência será transmitida simultaneamente via webcast, cujo link de acesso também estará disponível no nosso website.	This conference call will be simultaneously transmitted via webcast. The access link will also be found at our website.

O replay da teleconferência estará disponível de 26 de abril de 2007 (quinta-feira) a 03 de maio de 2007 (quinta-feira) através do telefone (11) 2101-4848 (código de acesso: Brasil Telecom). Após esta data a gravação da teleconferência estará disponível em nosso website.

The replay of the conference call will be available from April 26th, 2007 (Thursday) to May 3rd, 2007 (Thursday) through the phone (+1 973) 341-3080 (access code: 8629011). After this date the replay of the conference call will be available on our website.

Para informações adicionais, entre em contato com:	For further information please contact:
ri@brasiltelecom.com.br	ri@brasiltelecom.com.br

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 29, 2007

BRASIL TELECOM S.A.

By:	/S/ Charles Laganá Putz
Name: Charles Laganá Putz Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.